Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands of U.S. dollars, except share and per share data)

Introductory Note

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Canopy Wave Inc. (“Canopy Wave” or the “Target”) and SAIHEAT Limited (the “Company” or “CWAV”), together with its subsidiaries (“SAIH”) adjusted to give effect to the reverse Merger and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X to give effect to the proposed merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated August 10, 2026 (the “Merger Agreement”), by and among SAIHEAT Limited, CW Merger Sub Inc. and Canopy Wave Inc., and the concurrent private placement (the “PIPE Investment”) contemplated by the PIPE Share Purchase Agreement, dated August 10, 2026.

Description of the Merger and the PIPE Investment

Pursuant to the Merger Agreement, Merger Sub will merge with and into Canopy Wave, with Canopy Wave surviving as a wholly-owned subsidiary of SAIHEAT. The aggregate merger consideration consists entirely of 3,306,269 SAIHEAT ordinary shares, comprising (a) 2,624,152 Class A ordinary shares and 496,442 Class B ordinary shares (an aggregate of 3,120,594 shares) to be issued to the sellers in exchange for all outstanding shares of Canopy Wave common stock, and (b) 185,675 Class A ordinary shares reserved for future issuance upon exercise of options to be granted to certain Canopy Wave option holders. The per share purchase price of US$18.15 was determined based on a pre-money equity valuation of Canopy Wave of US$60.0 million and a pre-money equity valuation of SAIHEAT of US$40.0 million. Concurrently, the Company agreed to issue and sell 247,970 Class A ordinary shares to PIPE investors at US$18.15 per share for aggregate gross proceeds of approximately US$4.5 million. At the closing, 110,192 Class A ordinary shares will be withheld from the merger consideration and deposited into escrow for a period of twelve months to secure the sellers’ indemnification obligations. Upon consummation of the Merger, the Company will be renamed “Canopy Wave Holdings Inc.”

Determination of the Accounting Acquirer

Although SAIHEAT is the legal acquirer, for accounting purposes the Merger has been determined to be a reverse acquisition under ASC 805-40, with Canopy Wave as the accounting acquirer. This determination is based on: (i) following the closing, former Canopy Wave stockholders will hold approximately 54.19% of the economic interests and approximately 78.44% of the voting power of the combined company (each Class B ordinary share carrying ten votes), taking into account the PIPE Investment, as set forth in the Merger Agreement; (ii) the entire board of directors of SAIHEAT will resign at the closing and be replaced by nominees of Canopy Wave, whose founders will serve as Chief Executive Officer and Chief Technology Officer; (iii) the post-Merger management will be led by Canopy Wave’s existing management team; and (iv) the transaction documents expressly identify Canopy Wave as the accounting acquirer for SEC reporting purposes.

Basis of Presentation

The Merger is accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with GAAP, as applicable. Under this method of accounting, SAIHEAT is treated as the “acquired” company for financial reporting purposes. Canopy Wave has been determined to be the accounting acquirer because Canopy Wave will control of the Board of Directors and management of the combined company, and the preexisting shareholders of Canopy Wave will have majority voting rights of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Canopy Wave’s assets and liabilities are recorded at carrying value and the assets and liabilities associated with SAIHEAT are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, is recognized as goodwill. Significant estimates and assumptions were used in determining the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined financial statements. The purchase price allocation is preliminary and is subject to measurement period adjustments in accordance with Accounting Standards Codification (“ASC”) 805. The measurement of the replacement share-based payment awards and the related deferred tax asset, which is likewise based on the Measurement Price of US$18.7303, is provisional in the same manner and will be remeasured as of the actual closing date of the Merger.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger and the PIPE Investment as if they had occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 give effect to the Merger and the PIPE Investment as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The historical financial statements of Canopy Wave are derived from its audited financial statements as of and for the year ended December 31, 2025, prepared in accordance with U.S. GAAP. The historical financial statements of SAIHEAT are derived from its audited consolidated financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which, as indicated in that report, were prepared in accordance with U.S. GAAP. Amounts are in thousands of U.S. dollars unless otherwise noted.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2025

(In thousands, except for number of shares and per share data)

	Canopy Wave Historical	SAIHEAT Historical	Pro forma Adjustments	Note	Pro forma Combined
Assets
Current assets:
Cash and cash equivalents	3,032	202	(1,700)	A	6,034
			4,500	C
Accounts receivable, net	460	293	—		753
Inventories	—	63	—		63
Crypto assets	—	3,959	—		3,959
Stablecoin assets	—	45	—		45
Restricted crypto assets	—	5,516	—		5,516
Prepaid expenses and other current assets	12	1,165	—		1,177
Prepaid income tax	384	—	—		384
Total current assets	3,888	11,243	2,800		17,931

Non-current assets:
Property and equipment, net	—	958	—		958
Operating lease right-of-use assets	—	513	—		513
Deferred income taxes	604	—	27	F	631
Goodwill	—	—	26,922	B	26,922
Total non-current assets	604	1,471	26,949		29,024
Total assets	4,492	12,714	29,749		46,955

Liabilities and Equity
Current liabilities:
Accounts payable	1,774	715	—		2,489
Operating lease liabilities-current	—	83	—		83
Advance from customers	—	10	—		10
Accrued and other liabilities	1	108	—		109
Deferred revenue	706	—	—		706
Short-term borrowings	—	3,680	—		3,680
Other payable and accrued liabilities	12	287	—		299
Payroll tax payable	1	—	—		1
Total current liabilities	2,494	4,883	—		7,377

Non-current liabilities:
Long-term borrowings	1,759	—	—		1,759
Operating lease liabilities-non-current	—	432	—		432
Total non-current liabilities	1,759	432	—		2,191
Total liabilities	4,253	5,315	—		9,568

Commitments and contingencies	—	—	—		—

Shareholders’ equity (deficit):
Class A Common Shares	—	2	5	D	7
Class B Common Shares	—	1	—	D	1
Additional paid-in capital	170	52,192	(17,879)	D	37,379
			4,500	C
			96	E
			(1,700)	A
Accumulated other comprehensive income (loss)	—	(513)	513	D	—
Accumulated deficit	69	(44,283)	44,283	D	—
			27	F
			(96)	E
Total equity (deficit)	239	7,399	29,749		37,387
Total liabilities and Shareholders’ Equity (deficit)	4,492	12,714	29,749		46,955

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(In thousands, except for number of shares and per share data)

	Canopy Wave Historical	SAIHEAT Historical	Pro forma Adjustments	Note	Pro forma Combined
Revenues	12,373	4,522	—		16,895
Cost of goods sold and direct costs	7,580	6,868	—		14,448
Gross Profit	4,793	(2,346)	—		2,447

Operating expenses:
Research and development costs	2,026	217	96	E	2,339
General and administrative	300	2,424			2,724
Selling and marketing expense	1,559	279	—		1,838
Assets impairment loss	—	1,557	—		1,557
Total operating expenses	3,885	4,477	96		8,458

Income (loss) from operations	908	(6,823)	(96)		(6,011)
Other income (expense)	(198)	369	—		171
Interest income	20	—	—		20
Net income (loss) before income taxes	730	(6,454)	(96)		(5,820)
Income tax benefit (provision)	(195)	—	27	F	(168)
Net income (loss)	535	(6,454)	(69)	E, F	(5,988)

Other comprehensive income(loss)
Foreign currency translation (loss)/gain	—	29	—		29
Total Comprehensive (loss)/income	535	(6,425)	(69)	E, F	(5,959)

Income(loss) per ordinary share
Basic	0.0535	(3.5146)	—		(1.1505)
Diluted	0.0517	(3.5146)	—		(1.1505)
Weighted average number of ordinary shares outstanding:
Basic	10,000,000	1,836,330	—		5,204,894
Diluted	10,356,111	1,836,330	—		5,204,894

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X.

As discussed in Note 2, certain reclassifications were made to align Canopy Wave’s and SAIHEAT’s financial statement presentation.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Canopy Wave and SAIHEAT.

In the opinion of the Company’s management, the pro forma adjustments described in Note 4 give appropriate effect to the Merger and the PIPE Investment as if they had occurred on the dates indicated and are properly calculated on the basis described herein.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Canopy Wave. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Additionally, certain financial statement captions have been combined for purposes of presenting in condensed form in accordance with Article 11 of Regulation S-X.

Note 3. Preliminary Purchase Price Allocation

The per share purchase price of US$18.15 and the corresponding pre-money equity valuations of US$60.0 million for Canopy Wave and US$40.0 million for SAIHEAT represent the negotiated pricing basis under the Merger Agreement. For accounting purposes, however, ASC 805-40-55-10 requires that the fair value of the consideration effectively transferred in a reverse acquisition be based on the most reliable measure available. Canopy Wave is a privately held company whose equity has no quoted market price and whose fair value can be established only through a valuation technique, whereas SAIHEAT’s Class A ordinary shares are listed on The Nasdaq Stock Market under the symbol “SAIH” and are publicly traded, so that quoted prices for the identical equity instrument are directly observable. Management has therefore concluded that the fair value of the consideration effectively transferred is most reliably measured by reference to the quoted market price of SAIHEAT’s ordinary shares, applying the arithmetic average of the daily closing prices of those shares over the three-month period from June 22, 2026 through September 21, 2026 (64 trading days), or US$18.7303 per share (the “Measurement Price”). An average over a recent period, rather than a single-date closing price, has been used because, although SAIHEAT’s shares are listed, they have historically traded in relatively limited volume and their daily quoted prices are volatile; averaging observable quoted prices over the period reduces the effect of short-term price volatility and of any individual day’s thin trading while retaining the benefit of an observable, market-based input.

On that basis, the deemed purchase consideration has been measured as the fair value of the equity interests of SAIHEAT — the accounting acquiree — effectively acquired by Canopy Wave in the reverse acquisition: the 1,832,360 SAIHEAT ordinary shares outstanding immediately prior to the Merger, multiplied by the Measurement Price of US$18.7303 per share, or approximately US$34,321 thousand. That amount represents the fair value of the equity interest in the combined company retained by the former SAIHEAT shareholders, who hold approximately 37% of the combined company’s outstanding ordinary shares immediately following the Merger (excluding the PIPE Investment). For reference, under the deemed share issuance method described in ASC 805-40-30-3, the number of Canopy Wave shares that would have had to be issued to give the former SAIHEAT shareholders that same percentage interest is 5,873,015 shares. The Measurement Price is corroborated from two independent directions: it differs from the negotiated per share purchase price of US$18.15 under the Merger Agreement and the PIPE Investment by approximately 3.2%; and applying it to the 4,952,954 ordinary shares expected to be outstanding immediately after the Merger (excluding the PIPE Investment) implies an equity value for the combined company of approximately US$92,770 thousand, of which approximately 63% — or approximately US$58,450 thousand — would be attributable to the former Canopy Wave stockholders, which is within approximately 6.2% of the US$62,312 thousand fair value of Canopy Wave’s equity determined by an independent third-party valuation specialist (equivalent to US$6.2312 per share on its 10,000,000 ordinary shares issued and outstanding immediately prior to the Merger). The preliminary purchase price allocation is provisional and subject to change during the measurement period in accordance with ASC 805-10-25-13 through 25-19.

Under the preliminary purchase price allocation, the identifiable assets acquired and liabilities assumed of SAIHEAT are reflected at their estimated fair values. Based on the valuation performed as of December 31, 2025, the fair values of SAIHEAT’s assets and liabilities approximate their carrying amounts, resulting in identifiable net assets acquired of $7,399. Goodwill of $26,922 represents the excess of the deemed purchase consideration of $34,321 over the identifiable net assets acquired of $7,399, is attributable to the combined workforce and the synergies expected from the combination, and is not deductible for tax purposes. SAIHEAT’s accumulated other comprehensive loss of $513 was eliminated in the reorganization. The purchase price allocation is preliminary and subject to change during the measurement period.

Sensitivity of the purchase price allocation to the share price applied. Because the deemed consideration is determined by applying a share price to SAIHEAT’s 1,832,360 ordinary shares outstanding immediately prior to the Merger, the resulting goodwill varies directly with the measurement period selected. For illustration: using the volume-weighted average price over the same three-month period (US$22.1328 per share) would increase the deemed consideration to approximately $40,555 and goodwill to approximately $33,156; using the arithmetic average price over the six-month period ended September 21, 2026 (US$14.7439 per share) would reduce the deemed consideration to approximately $27,016 and goodwill to approximately $19,617; and using the arithmetic average price over the period from January 1, 2026 through September 21, 2026 (US$12.6247 per share) would reduce the deemed consideration to approximately $23,133 and goodwill to approximately $15,734. Management selected the three-month arithmetic average because it is the most recent period long enough to mitigate day-to-day volatility while still reflecting current market conditions, and because it is closely corroborated by the negotiated PIPE price of US$18.15 per share and by the independent valuation of Canopy Wave described above. The three-month measurement period includes 30 trading days after the public announcement of the Merger on August 10, 2026, during which SAIHEAT’s shares traded at an average of US$23.5685 per share on average daily volume of approximately 20,336 shares, compared with an average of US$14.4614 per share on average daily volume of approximately 5,629 shares for the 34 trading days in the same period that preceded the announcement. A quoted price observed after announcement of a transaction may reflect the terms of that transaction; using the pre-announcement portion of the three-month period only would result in deemed consideration of approximately $26,498 and goodwill of approximately $19,099. Management has nonetheless included the post-announcement trading days because trading in SAIHEAT’s ordinary shares was materially more active in that period than at any other time in 2026, so that those quoted prices represent the most reliable pricing information available for SAIHEAT’s equity, and because the resulting three-month average is corroborated by the negotiated PIPE price. This judgment will be reassessed at the acquisition date, when the measurement period will be updated to end on the closing date. A change in the Measurement Price would have a corresponding effect on the fair value of the replacement awards, the incremental share-based compensation expense recognised in Note 4-E and the related deferred tax asset in Note 4-F; holding the pre-modification award fair value and all other valuation assumptions constant, a decrease in the Measurement Price of more than approximately 5% would reduce the fair value of the replacement awards below the fair value of the pre-modification awards of $3,275, in which case no incremental share-based compensation expense would be recognised in accordance with ASC 718-20-35-3.

Amount
SAIHEAT owners retained	37.00%
SAIHEAT ordinary shares outstanding immediately prior to the Merger	1,832,360
Three-month average share price (June 22 – September 21, 2026)	US$18.7303
Deemed shares issued (reference – ASC 805-40-30-3)	5,873,015
Deemed consideration (1,832,360 × US$18.7303)	$34,321
Less: identifiable net assets at fair value	7,399
Goodwill	$26,922

Note 4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and related transactions and has been prepared for informational purposes only.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of the combined company Common Stock outstanding, assuming the Merger and related transactions occurred on January 1, 2025.

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025 are as follows:

A — Estimated transaction costs

Reflects estimated costs of approximately $1,700 incurred in connection with the issuance of ordinary shares to consummate the Merger and the PIPE Investment, including legal, registration and other incremental costs directly attributable to such issuances. In accordance with ASC 805-10-25-23 and ASC 340-10-S99-1 (SAB Topic 5.A), these costs have been recorded as a reduction of additional paid-in capital in the pro forma condensed combined balance sheet. These costs are non-recurring and, as equity issuance costs, are not reflected as an expense in the pro forma condensed combined statement of operations.

B — Goodwill

Goodwill of $26,922 is recognized in connection with the Merger. In accordance with ASC 805, the Merger is accounted for as a reverse acquisition, in which Canopy Wave is the accounting acquirer and SAIHEAT is the accounting acquiree. Under ASC 805-40, goodwill is measured as the excess of the deemed consideration transferred by the accounting acquirer over the identifiable net assets of the accounting acquiree. As described in Note 3, because SAIHEAT’s ordinary shares are listed on The Nasdaq Stock Market and trade in a public market whereas Canopy Wave’s equity is privately held and has no quoted market price, management concluded, applying ASC 805-40-55-10, that the fair value of the deemed consideration is most reliably measured by reference to the quoted market price of SAIHEAT’s ordinary shares. Applying the arithmetic average of the daily closing prices of SAIHEAT’s ordinary shares over the three-month period ended September 21, 2026 of US$18.7303 per share to the 1,832,360 SAIHEAT ordinary shares outstanding immediately prior to the Merger results in deemed consideration of approximately $34,321. The identifiable net assets of SAIHEAT to be acquired are approximately $7,399. The excess of the deemed consideration of $34,321 over the identifiable net assets of $7,399 results in goodwill of $26,922, attributable primarily to the synergies expected from the combination, and is not deductible for tax purposes. Pursuant to ASC 350, goodwill is not amortized and will be tested for impairment at least annually. The pro forma goodwill is highly sensitive to changes in SAIHEAT’s assets and liabilities between the date of this presentation and the completion of the valuation of its assets and liabilities, as well as to changes in the quoted market price of SAIHEAT’s ordinary shares and to the measurement period selected, as illustrated by the sensitivity analysis in Note 3.

C — PIPE Investment

Reflects, as a financing adjustment, the issuance of 247,970 Class A ordinary shares at US$18.15 per share for aggregate gross proceeds of $4,500 pursuant to the PIPE Share Purchase Agreement, assumed to have occurred on December 31, 2025 for balance sheet purposes. The pro forma condensed combined statements of operations do not reflect any imputed interest income on the PIPE proceeds.

D — Elimination of historical equity of SAIHEAT and recapitalization of share capital

The historical shareholders’ equity of SAIHEAT — Class A ordinary shares of $2, Class B ordinary shares of $1, additional paid-in capital of $52,192, accumulated other comprehensive loss of $(513) and accumulated deficit of $(44,283) — was eliminated against the deemed purchase consideration and the fair value adjustments described in Note 3.

Prior to the consummation of the Merger, all 642,043 outstanding Class B ordinary shares of SAIHEAT will automatically convert, on a one-for-one basis, into an equal number of Class A ordinary shares in accordance with the conversion provisions set forth in the Merger Agreement. Upon consummation of the Merger and the PIPE Investment, the combined company will have 5,200,924 ordinary shares outstanding, comprising 4,704,482 Class A ordinary shares and 496,442 Class B ordinary shares. Of the 3,120,594 ordinary shares newly issued upon the closing of the Merger, 110,192 Class A ordinary shares will be deposited into escrow for a period of twelve months to secure the sellers’ indemnification obligations. As such escrowed shares are legally issued and outstanding upon consummation of the Merger, they are included in the pro forma share capital and no pro forma adjustment has been made to reflect the escrow arrangement. The share capital of the combined company has been recapitalized at the par value of US$0.0015 per share, resulting in Class A ordinary shares of $7 and Class B ordinary shares of $1, with the excess of the recapitalized share capital recorded in additional paid-in capital. The $1 of Class B ordinary shares reflected in the pro forma combined balance sheet represents the par value of the 496,442 Class B ordinary shares issued in the Merger at US$0.0015 per share, and is not a continuation of SAIHEAT’s historical Class B share capital, which has been eliminated as described above.

E — Replacement share-based payment awards

All outstanding Canopy Wave options (595,000 options with a weighted average exercise price of US$0.258 and a weighted average grant date fair value of US$0.529) will be cancelled at the effective time and exchanged for options to purchase 185,675 Class A ordinary shares of the combined company (the “New Parent Options”), determined by multiplying the number of Canopy Wave options by the exchange ratio of 0.312059, with a corresponding exercise price of US$0.8268 per share.

Because Canopy Wave is the accounting acquirer in the reverse acquisition, its outstanding options are not share-based payment awards of an acquiree and therefore are not within the scope of ASC 805-10-25-105 through 25-112, which addresses the replacement of acquiree awards in a business combination and the allocation of the resulting fair value between purchase consideration and post-combination expense. Instead, the exchange of the Canopy Wave options for the New Parent Options is accounted for as a modification of the terms of an existing equity award under ASC 718-10-35-3 (and, for share options, ASC 718-20-35-3), pursuant to which the exchange is treated as a cancellation of the original awards and the grant of new awards, and incremental compensation cost is measured as the excess, if any, of the fair value of the modified awards over the fair value of the original awards immediately before their terms are modified. The New Parent Options are classified as equity awards in accordance with ASC 718-10-25-13. On that basis, the aggregate fair value of the New Parent Options is approximately $3,452 (185,675 options at US$18.59 each), compared with approximately $3,275 for the replaced Canopy Wave options (595,000 options at US$5.5036 each), measured as the fair value of the replaced awards immediately before the modification. Consistent with ASC 718-20-35-3, the fair value of the replaced awards immediately before modification has been measured using the share price and other pertinent factors at the modification date, rather than the original grant-date fair value of US$0.529 per option recognised by Canopy Wave in its historical financial statements. Because Canopy Wave’s shares are not publicly traded, no quoted market price is available; management therefore derived the transaction-implied Canopy Wave share price of US$5.664 per share by applying the option exchange ratio of 0.312059 to the SAIHEAT transaction and PIPE price of US$18.15 per share. The resulting $178 excess represents incremental share-based compensation cost. The exchange preserves the economic terms of the original awards, because the number of options was multiplied by, and the exercise price was divided by, the exchange ratio of 0.312059. The excess relates principally to the difference between the estimated fair value of the Canopy Wave options immediately before the modification and the fair value of the New Parent Options, rather than to any enhancement of the terms of the awards.

The incremental cost is recognized over the awards’ original 48-month requisite service period under their graded vesting terms — one-fourth vesting on the first anniversary of the vesting commencement date and one-forty-eighth each month thereafter, within a ten-year contractual term — with cost attributed to each tranche over its respective service period. Assuming the Merger had occurred on January 1, 2025, incremental share-based compensation expense is $96 for the year ended December 31, 2025, representing the portion of the $178 incremental compensation cost attributed to services rendered during 2025, with a corresponding credit to additional paid-in capital. The remaining $82 is expected to be recognized in 2026, 2027 and 2028 in the amounts of $51, $23 and $8, respectively.

The fair value of the New Parent Options was estimated using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions: share price of US$18.7303, being the same three-month average of the daily closing prices of SAIHEAT’s ordinary shares for the period from June 22, 2026 through September 21, 2026 that was used to measure the deemed consideration described in Note 3, so that a single, consistently applied measurement basis is used for the equity interests issued in the Merger and for the replacement awards; exercise price of US$0.8268 per share; expected life of 7.0 years, determined using the simplified method described in Staff Accounting Bulletin Topic 14.D (the midpoint of the four-year requisite service period and the ten-year contractual term); expected volatility of 144.71%, based on the historical volatility of SAIHEAT’s ordinary shares, which are the shares underlying the New Parent Options; risk-free interest rate of 4.93%; and expected dividend yield of 0%. The quoted market prices of SAIHEAT’s ordinary shares are the only observable market-based inputs available for valuing the New Parent Options, and the same averaged price has been applied both as the underlying share price for the option valuation and as the basis for the deemed consideration. Because the New Parent Options are plain-vanilla, time-based options on shares that do not pay dividends, the Black-Scholes-Merton model produces substantially the same fair value as the binomial (lattice) model applied by Canopy Wave in its historical financial statements (US$18.5937 and US$18.5932 per option, respectively).

F — Income taxes

The only transaction accounting adjustment affecting income before income taxes is the incremental share-based compensation expense of $96 described in Note 4-E. The stock options are non-qualified stock options, so that Canopy Wave is entitled to a tax deduction under Section 83(h) of the Internal Revenue Code in the year the option holder recognises income on exercise, giving rise to a deductible temporary difference and a corresponding deferred tax asset. Because Canopy Wave is subject to tax in both the United States and California, the deferred tax benefit has been measured using the combined U.S. federal and California state statutory rate of approximately 27.98% (U.S. federal statutory rate of 21% plus California state tax of 8.84% net of the federal benefit), in accordance with Rule 11-02(b)(5)(i) of Regulation S-X. This results in a deferred tax benefit of $27, recorded as an increase in deferred tax assets with a corresponding reduction of the pro forma income tax provision to a net income tax provision of $168 (Canopy Wave’s historical provision of $195 less the $27 benefit). No current tax benefit has been recorded because the deduction for non-qualified stock options arises only upon exercise.

All option holders are employees of Canopy Wave, a U.S. taxpayer, and the entire deduction is therefore expected to be claimed in the United States; none has been attributed to SAIHEAT, whose historical provision was nil and whose gross deferred tax assets of $5,428 are fully offset by a valuation allowance. Based on Canopy Wave’s pre-tax income of $730 for 2025 and its projections of future taxable income, management concluded that the incremental deferred tax asset is more likely than not to be realized, and no valuation allowance has been recorded against it. The remaining adjustments in Note 4 — equity issuance costs, goodwill (which is not deductible for tax purposes), the PIPE Investment and the recapitalization of share capital — do not affect income before income taxes and have no tax effect.

For purposes of Rule 11-02(a)(11)(i) of Regulation S-X, each transaction accounting adjustment in this Note is identified as follows: the estimated transaction costs in Note 4-A are non-recurring and are not expected to affect the combined company’s results of operations in future periods; the adjustments in Notes 4-B, 4-C and 4-D are balance sheet adjustments that do not affect income before income taxes; and the adjustments in Notes 4-E and 4-F are recurring, as the incremental share-based compensation expense will continue to be recognised over the remaining vesting period of the replacement awards and the related income tax effect will correspondingly affect the combined company’s results of operations in future periods.

Note 5. Pro Forma Net Loss Per Share

The pro forma basic and diluted net loss per share is computed in accordance with Rule 11-02(a)(9)(i) and (ii) of Regulation S-X by dividing the pro forma net loss attributable to the controlling interests by the weighted average number of ordinary shares outstanding, adjusted to give effect, as if such shares had been outstanding as of January 1, 2025, to the 3,120,594 ordinary shares to be issued to Canopy Wave stockholders pursuant to the exchange ratio established in the Merger and the 247,970 ordinary shares to be issued in the PIPE Investment. The resulting weighted average number of ordinary shares outstanding is 5,204,894, comprising SAIHEAT’s historical weighted average shares of 1,836,330 and 3,368,564 shares deemed outstanding from the beginning of the period. The 185,675 ordinary shares reserved for issuance under the New Parent Options are potential ordinary shares that have been excluded from the calculation of diluted net loss per share because their effect would be antidilutive given the pro forma net loss (ASC 260).

Year Ended December 31, 2025
Pro forma net loss attributable to the controlling interests	(5,988)
Actual weighted average common shares outstanding-basic and diluted	1,836,330
Shares to be issued to Canopy Wave upon closing of the transaction	3,120,594
Shares to be issued to PIPE upon closing of the transaction	247,970
Total weighted average common shares outstanding basic and diluted	5,204,894
Pro forma net loss per share attributable to the controlling interests - basic and diluted	(1.1505)